Meta Financial Group, Inc.
5501 South Broadband Lane
Sioux Falls, South Dakota 57108

March 16, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Dietrich A. King

Re:	Meta Financial Group, Inc.
Registration Statement on Form S-3
Filed on January 21, 2016
File No. 333-209075

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meta Financial Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-3 may be declared effective on March 16, 2016, at 3:30 p.m., Washington, D.C. time, or as soon thereafter as possible, subject to prior telephone confirmation.

The Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lawrence D. Levin of Katten Muchin Rosenman LLP at (312) 902-5654 if you have any questions.

Very truly yours,

META FINANCIAL GROUP, INC.

By:	/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President and Chief Financial Officer

cc:	William H. Dorton, United States Securities and Exchange Commission (via email)
Jeffrey M. Werthan, Katten Muchin Rosenman LLP
Lawrence D. Levin, Katten Muchin Rosenman LLP